PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated March 22, 2018	Filed Pursuant to Rule 433
Registration Statement No. 333-212769
Supplementing the Preliminary
Prospectus Supplement
dated March 22, 2018 and the
Prospectus dated July 29, 2016

Blackstone Mortgage Trust, Inc.

$220,000,000

4.75% Convertible Senior Notes due 2023

This pricing term sheet supplements Blackstone Mortgage Trust, Inc.’s preliminary prospectus supplement, dated March 22, 2018 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (the “Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Blackstone Mortgage Trust” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Blackstone Mortgage Trust, Inc. and not its subsidiaries.

Issuer:	Blackstone Mortgage Trust, Inc., a Maryland corporation

Title of Securities:	4.75% Convertible Senior Notes due 2023 (the “Notes”)

Ticker / Exchange for Class A Common Stock:	BXMT / New York Stock Exchange (the “NYSE”)

Securities Offered:	$220,000,000 principal amount of Notes (plus up to an additional $33,000,000 principal amount if the underwriters exercise their option to purchase additional Notes)

Maturity:	March 15, 2023, unless earlier repurchased by us or converted

Issue Price:	98.5%, plus accrued interest, if any, from March 27, 2018

Underwriting Discounts and Commissions:	0.875%

Interest:	4.75% per year. Interest will accrue from the date of issuance (which is scheduled for March 27, 2018)

Interest Payment Dates:	Each March 15 and September 15, beginning on September 15, 2018

Interest Payment Record Dates:	Each March 1 and September 1

NYSE Last Reported Sale Price on March 22, 2018:	$31.50 per share of the Issuer’s class A common stock

Conversion Premium:	Approximately 15% above the NYSE last reported sale price on March 22, 2018.

Initial Conversion Rate:	27.6052 shares of the Issuer’s class A common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $36.23 per share of the Issuer’s class A common stock

Pricing Date:	March 22, 2018

Trade Date:	March 23, 2018

Expected Settlement Date:	March 27, 2018

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers	JMP Securities LLC Keefe, Bruyette & Woods, Inc.

CUSIP / ISIN:	09257W AC4 / US09257WAC47

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering will be approximately $214.4 million (or approximately $246.6 million if the underwriters exercise their option to purchase additional Notes solely to cover over-allotments, if any, in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer plans to use substantially all of the net proceeds from the Offering to originate and purchase additional commercial mortgage loans and other target assets and investments consistent with its investment strategies and investment guidelines. The Issuer may also use a portion of the net proceeds for working capital and other general corporate purposes, including repayment of indebtedness.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:	The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be added to the conversion rate for each stock price and effective date set forth below:

	Stock Price
Effective Date	$31.50	$32.50	$33.50	$34.50	$35.50	$36.23	$36.50	$37.50	$38.50	$39.50	$40.50	$45.00
March 27, 2018	4.1408	3.3305	2.6137	1.9881	1.4513	1.1145	1.0016	0.6347	0.3462	0.1314	0.0091	0.0000
March 15, 2019	4.1408	3.2157	2.4961	1.8719	1.3408	1.0113	0.9011	0.5480	0.2751	0.0790	0.0049	0.0000
March 15, 2020	4.1408	3.1803	2.4463	1.8122	1.2766	0.9484	0.8400	0.4984	0.2481	0.0790	0.0049	0.0000
March 15, 2021	4.1408	3.1760	2.4155	1.7600	1.2101	0.8774	0.7685	0.4312	0.1943	0.0529	0.0032	0.0000
March 15, 2022	4.1408	3.1640	2.3400	1.6400	1.0611	0.7223	0.6145	0.2963	0.0964	0.0041	0.0000	0.0000
March 15, 2023	4.1408	3.1640	2.2454	1.3803	0.5637	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $45.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•	if the stock price is less than $31.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 31.7460 shares of our class A common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Original Issue Discount

The notes will be treated as issued with original issue discount (“OID”) for United States federal income tax purposes, because the issue price (as defined below) of the notes is less than their stated redemption price at maturity (as defined below) by more than a statutorily defined de minimis amount equal to 1/4 of 1% of the note’s stated redemption price at maturity multiplied by the number of complete years from its issue date to its maturity. The “issue price” of the notes equals the first price at which a substantial amount of such notes has been sold (ignoring sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The “stated redemption price at maturity” of the notes is the total of all payments to be made under the notes other than qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In this case, the stated interest payments on the notes are qualified stated interest and accordingly, the stated redemption price at maturity of the notes will equal the principal amount of the notes.

A United States holder (as defined in “Material United States Federal Income Tax Considerations” in the Preliminary Prospectus Supplement) must include OID in income as ordinary interest for United States federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such United States holder’s regular method of tax accounting. In general, the amount of OID included in income by an initial United States holder of a note will equal the sum of the daily portions of OID with respect to such note for each day during the taxable year (or portion of the taxable year) on which such United States holder held such note. The “daily portion” of OID on any note is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. An “accrual period” may be of any length and the accrual periods may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of OID allocable to each accrual period is generally equal to the difference between (i) the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the note that were not qualified stated interest payments. A note’s “yield to maturity” is the discount rate that, when used in computing the present value (as of the issue date) of all payments to be made on the note, produces an amount equal to the note’s issue price. Under these rules, United States holders generally will have to include in income increasingly greater amounts of OID in successive accrual periods.

United States holders may generally, upon election, include in income all interest (including stated interest and OID) that accrues on a note by using the constant yield method applicable to OID, subject to certain limitations and exceptions. Because this election will affect how the United States holder treats debt instruments other than the notes, it should be made only in consultation with a tax advisor.

For additional United States federal income tax considerations please see “Material United States Federal Income Tax Considerations” in the Preliminary Prospectus Supplement. Holders should consult their own tax advisors regarding the United States federal income tax consequences of ownership of the notes.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated July 29, 2016) and a Preliminary Prospectus Supplement, dated March 22, 2018, with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering of the Notes will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting BofA Merrill Lynch at 1-800-294-1322; Barclays Capital Inc. at (888) 603-5847; Citigroup Global Markets Inc. at (800) 831-9146; J.P. Morgan Securities LLC at (866) 803-9204; Morgan Stanley & Co. LLC at (866) 718-1649; Wells Fargo Securities, LLC at (800) 326-5897.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.